Exhibit 99.34

Torex Gold Announces Initial Return of Capital Program

Combination of dividends and share repurchases reflects significant cash flow generation following successful completion of Media Luna

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - November 5, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) announces its initial return of capital program, which is a key priority within the Company’s capital allocation framework developed to maximize shareholder returns through all commodity cycles. The return of capital program will consist of a quarterly dividend of C$0.15 per Torex common share and discretionary share repurchases through the Company’s normal course issuer bid (“NCIB”). During the third quarter of 2025, the Company repurchased C$10.0 million ($7.2 million) of shares under its current NCIB.

Jody Kuzenko, President & CEO of Torex, stated:

“With the pivot back to positive free cash flow in June, the ramp-up of Media Luna tracking to plan, and modest levels of debt outstanding, the time is right to return capital to our shareholders through a sustainable quarterly dividend and opportunistic share repurchases. This mix of dividends and share repurchases balances the preferences, investment mandates, and styles of our diverse shareholder base.

“The return of capital plan announced today represents the first step towards a broader program, one which we expect to evolve through 2026 as our balance sheet continues to strengthen. As we advance our capital allocation priorities, including paying down debt and building a minimum cash balance of $200 million, we expect to provide more definitive thresholds with respect to the specific quantum of capital to be returned to shareholders on an annual basis.

“Given the robust free cash flow generation anticipated, even at more modest metal prices than we see today, we can return capital through dividends and share repurchases without impacting our ability to fund other capital allocation priorities to unlock future value. These plans include extending the mine life and enhancing margins at Morelos, advancing the recently acquired Los Reyes project through the development cycle and into production, and unlocking the geologic potential with robust drilling programs across our entire portfolio of projects throughout Mexico as well as Nevada.

“Overall, we see this initial return of capital program as a prudent next step in the evolution of our business; one which will reward our shareholders, and especially those that have supported Torex since the initial acquisition of Morelos more than 15 years ago.”

Inaugural Quarterly Dividend

The Company’s Board of Directors has declared an inaugural quarterly dividend of C$0.15 per share which is payable on December 4, 2025 to shareholders of record as at the close of business on November 20, 2025. The dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

Based on the Company’s closing share price of C$54.70 per share on the Toronto Stock Exchange (“TSX”) on November 4, 2025, the quarterly dividend declared implies a forward annualized dividend yield of 1.10%. Based on 96.1 million shares outstanding as of November 4, 2025, the total dividend to be paid in December is expected to be approximately C$14.4 million ($10.2 million).

Share Repurchase Program

The current NCIB commenced on November 21, 2024 and will expire on November 20, 2025. The Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms. Additional details will be provided at the time of the renewal following receipt of the requisite TSX approval.

Future share repurchases will be dependent on the underlying price of the Company’s shares while considering long-term metal prices, internal cost of capital hurdle rates, and underlying market conditions.

Total Capital Returned

Year-to-date, the Company has returned C$10.0 million ($7.2 million) through share repurchases in Q3 2025. During this period, the Company repurchased 239,204 shares at an average price of C$41.79 per share. The Company has not repurchased any additional shares subsequent to quarter-end.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company also owns the advanced stage Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, statements regarding future undeclared dividends and share repurchases under the NCIB; the future annual dividend yield, debt repayments and building a minimumcash balance of $200 million; the quantumof capital to be returned to shareholders on an annual basis and the criteria for determining such quantum; extending the mine life and enhancing margins at Morelos; and advancing the recently acquired Los Reyes project through the development cycle and into production. Forward-Looking Information also includes the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different fromthose expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, which has an effective date of March 16, 2022, the Company’s annual information form(“AIF”) for the year ended December 31, 2024 dated March 21,2025 and management’s discussion and analysis for the three and nine months ended September 30, 2025 (“MD&A”). Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially fromthose contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially fromthose anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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